SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

POTASH CORPORATION OF SASKATCHEWAN INC.

(Name of Subject Company)

BHP BILLITON LIMITED,

BHP BILLITON PLC

and

BHP BILLITON DEVELOPMENT 2 (CANADA) LIMITED

(Name of Filing Persons (Offerors))

Common Shares

(Title of Class of Securities)

73755L107

(CUSIP Numbers of Class of Securities)

Kirsten K. Gray

Vice President Group Legal

BHP Billiton Limited

180 Lonsdale Street

Melbourne Victoria 3000

Australia

+61 1300 55 47 57

Copies to:

Victor I. Lewkow

Jeffrey S. Lewis

Neil Q. Whoriskey

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☐ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release issued by BHP Billiton Development 2 (Canada) Limited, BHP Billiton Limited and BHP Billiton Plc dated August 18, 2010

99.2	Investor Presentation dated August 18, 2010